UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-36015

STRAIGHT PATH COMMUNICATIONS INC.
(Exact name of registrant as specified in its charter)

5300 Hickory Park Drive, Suite 218 Glen Allen, Virginia, 23059 (804) 433-1522
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class B Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class B Common Stock, par value $0.01 per share: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Straight Path Communications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STRAIGHT PATH COMMUNICATIONS INC.

Date: March 12, 2018	By:	/s/ JohnTownsend
	Title:	Senior Vice President and Chief Financial Officer